SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 8, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESS RELEASE ISSUED BY TELIA AB ON OCTOBER 8, 2002.

Press Release

October 8, 2002

Telia comments on media reports regarding transaction costs and incentive systems

Telia wishes to make the following clarification in light of the information that has been circulating in the media about the transaction costs for the merger between Telia and Sonera and Telia’s bonus systems.

Transaction costs
The total transaction costs are estimated at SEK 1,200 million (EUR 135 million, p. 99 of the prospectus). Of this amount, an estimated SEK 472 million (EUR 52 million) is comprised of Finnish transaction tax (p. 99 of the prospectus). The remaining costs of SEK 728 million consist of costs for banks, legal services, auditors, prospectus preparation, printing, distribution, shareholder information and stock exchange fees. Concerning banks, the costs for Sonera’s principal advisor, Goldman Sachs, is estimated at EUR 20 million (SEK 182 million) (p. 74 of the prospectus) and for Telia’s principal advisor, Carnegie, at less than SEK 100 million. Other banks involved in the merger include Lehman Brothers (advisor to Sonera), Merrill Lynch (advisor to Telia and dealer manager in the United States) and Nordea (offer to Finnish private individuals). Costs for other banks total less than SEK 200 million, of which the greatest part concerns remuneration to Lehman Brothers. The remaining amount shall cover legal fees, auditors, printing, etc. as described above. The remaining amount also includes a reserve for the transaction tax cost, which is variable with Telia’s share price, of approximately SEK 100 million.

Variable remuneration (p. 223 of the prospectus)
Telia has for many years had a payroll system that includes both fixed and variable remuneration. The variable components are performance-based. There are both individual plans and a Group-wide plan. The goals for the year in the individual plans include financial goals as well as, to a lesser extent, individual performance goals. The goals for the year in the Group-wide plan include planning and realization of the integration of Telia and Sonera and the performance levels of Telia ´s businesses. The Group-wide plan affects approximately 70 managers and key personnel within Telia. The maximum payment in accordance with the Group-wide plan totals SEK 30 million, which is the same amount as for the Group-wide plan for 2001. Telia’s president and CEO determines the payment based on the Group-wide plan. The development of Telia’s business operations is an important factor in this decision. A decision about any remuneration concerning the president and CEO, who is also affected by the Group-wide plan, is made by the compensation committee within the Board of Directors.

Telia´s Press Office, phone +46 8 713 58 30

Telia is the Nordic leader in telecommunications. Over the past year, we have streamlined the Group, focusing our core businesses making the company more flexible. Our four core businesses are: Mobile communications, Internet services, International carrier operations and Fixed network operations. Telia is listed on Stockholmsbörsen. Sales Jan-Mar 2002 totaled MSEK 13,900 (13,592) and the number of employees was 16,804 (29,936). Sales 2001 totaled MSEK 57,196 and the number of employees was 17,149.

Forward-Looking Statements
This press release contains forward-looking statements regarding Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer
Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend
The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.